SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              22 November, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 November, 2006 re: Transition to EEV




                             LLOYDS TSB GROUP PLC

            TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS

                                22 NOVEMBER 2006


CONTENTS


                                                                                                           Page

1.        Executive summary                                                                                   1

2.        EEV methodology                                                                                     3

3.        EEV assumptions                                                                                     5

4.        Summary of financial impact for Scottish Widows of adoption of EEV                                  7
          for supplementary reporting

5.        EEV supplementary reporting results for year to 31 December 2005                                    9

6.        Sensitivity analysis                                                                               11

7.        Traditional embedded value equivalent risk discount rate                                           12

8.        Additional information                                                                             13

9.        Directors' attestation                                                                             15

10.       Pro-forma impact of EEV on Lloyds TSB Group statutory accounts                                     15

11.       Audit opinion                                                                                      16

12.       Glossary of terms                                                                                  18

13.       Contacts for further information                                                                   21


                           FORWARD LOOKING STATEMENTS


This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.



TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS


1.    EXECUTIVE SUMMARY


Introduction

In May 2004, the Chief Financial Officers Forum ('CFO Forum') published its European Embedded Value ('EEV') Principles (the 'Principles') and Guidance which set out a series of agreed standards for embedded value reporting. These Principles establish a consistent treatment for the financial information provided for insurance and investment contracts and, in our view, allow a fuller recognition of the economic value being created. Compared with 'Traditional Embedded Value' ('TEV'), EEV Principles also provide a more appropriate valuation of in-force business which explicitly takes into account the cost of financial options and guarantees, and required capital, as well as non-market risks, such as mortality. Since the publication of these EEV Principles, a number of companies have adopted EEV.


Lloyds TSB will continue to report under International Financial Reporting Standards ('IFRS') in its statutory accounts. However, in line with industry best practice, the Group intends to introduce supplementary financial reporting relating to Scottish Widows Group ('Scottish Widows') on an EEV basis from the 2006 year end. In addition, the accounting for those products which are recognised on an embedded value basis under IFRS will also move to a basis consistent with relevant EEV Principles.



Clearly, because the adoption of EEV Principles is purely a reporting change, it has no impact on the business fundamentals, economics or cash flows. The total profit recognised over a contract's lifetime is the same as that recognised under the IFRS basis of accounting, however the timing of profit recognition is different. EEV provides for improved clarity, transparency and comparability of financial information disclosures. The Group believes that EEV represents the most appropriate measure of long-term value creation in the life assurance and investment businesses.



The EEV results included in this document have been prepared in accordance with the CFO Forum's EEV Principles and Guidance. The methodology adopted by Scottish Widows has been developed in conjunction with consulting actuaries, Tillinghast, who have made the following statement:



'We have worked closely with Scottish Widows to develop their European Embedded Value methodology and are satisfied that the approach is robust and is based on market consistent principles.'



This document describes the EEV methodology adopted and provides details of the 2005 results, together with a reconciliation to TEV.



Impact on the Lloyds TSB Group statutory accounts

Lloyds TSB Group will continue to report its statutory accounts under IFRS with only insurance policies and discretionary participating investment business, as defined in IFRS 4, being accounted for on an embedded value basis. The embedded value basis will however move to a basis consistent with relevant EEV Principles, although the impact on the Group's statutory accounts is minimal. Under IFRS, the value of the Group's in-force business at 31 December 2005 was GBP2,922 million. Had the Group been reporting on the basis consistent with EEV the value of in-force business would have been GBP2,921 million, a reduction of GBP1 million (see section 10). There is no impact within the 2005 income statement, and the impact at 31 December 2006 is not expected to be material.



Supplementary reporting - Impact of adopting EEV principles

For supplementary reporting purposes, in line with industry best practice, Scottish Widows has adopted a market consistent, bottom-up approach which incorporates an allowance for risk including the cost of financial options and guarantees, non-market risk and, to comply with EEV Principles, the cost of holding required capital. In addition, the covered business reported on an EEV basis now includes the retail OEICs and managed fund business of Scottish Widows, which were not covered under TEV.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS

The table below shows the overall impact of the transition from TEV to EEV reporting on a supplementary basis. A detailed reconciliation of these numbers is contained in section 4.


Year to 31 December 2005

Scottish Widows                                                   TEV                     EEV                   Change
                                                                 GBPm                    GBPm                       %

New business profit before tax                                    224                     254                      13
Profit before tax*                                                616                     727                      18
Embedded value (year end)                                       6,334                   6,386                       1
Post-tax return on embedded value                                 6.8%                    8.0%


*excluding volatility, the strengthening of reserves for annuitant mortality and other items (see section 5).


The overall impact of the move to EEV, including the changes in covered business, on the 2005 supplementary results of Scottish Widows is to increase new business profit before tax by 13 per cent to GBP254 million and profit before tax, excluding volatility, the strengthening of reserves for annuitant mortality and other similar items, by 18 per cent to GBP727 million. At 31 December 2005, the embedded value of Scottish Widows on this basis totalled GBP6,386 million, broadly unchanged from that under TEV. This reflects the reduction in embedded value as a result of the inclusion of the cost of financial options and guarantees and the cost of holding required capital being more than offset by changes in the amount of covered business, primarily the retail sales of OEICs (see section 4).



The table below highlights the difference between Lloyds TSB Group's reported IFRS financial information relating to Scottish Widows, and that under supplementary EEV reporting.


Year to 31 December 2005                                     Reported            Supplementary
Scottish Widows                                                  IFRS                      EEV
                                                                 GBPm                      GBPm

New business profit before tax                                    123                      254
Profit before tax*                                                655                      727
Embedded value (year-end)                                       5,478                    6,386

*excluding volatility, the strengthening of reserves for annuitant mortality and other items (see section 5).



Compared  to Lloyds TSB Group's  reported  IFRS  accounts  for the year ended 31
December 2005, Scottish Widows' new business profit before tax under EEV is GBP131 million higher at GBP254 million, reflecting the earlier timing of profit recognition. Profit before tax, excluding volatility, the strengthening of reserves for annuitant mortality and other items, is GBP72 million higher at GBP727 million, as higher new business profit before tax is partially offset by the consequent lower profit on existing business. Similarly, the embedded value is GBP908 million higher at GBP6,386 million, largely reflecting the inclusion of certain investment products under EEV. The Group believes that EEV reporting better represents the economic value of Scottish Widows' in-force business.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



2.    EEV METHODOLOGY



The EEV results included in this document have been prepared in accordance with the CFO Forum's EEV Principles and Guidance.



In preparing this transition document, the directors of Scottish Widows have applied the policies expected to be adopted when the first set of supplementary financial information on an EEV basis for the year ended 31 December 2006 is prepared.



The covered business reported on an EEV basis includes all of the life insurance, retail OEICs and managed fund business of Scottish Widows. Retail OEICs and the managed fund business were not covered under TEV reporting but are included in the EEV definition of covered business. This inclusion is consistent with this business being managed on an embedded value basis. A similar approach to modelling OEIC business has been used as that employed for life and pensions business.



In accordance with the EEV Principles, Scottish Widows' EEV is the sum of

-                 the shareholders' net assets and

- the value of the in-force business taking account of the cost of:

-           financial options and guarantees

-           non-market risk, and

-           required capital.



The EEV shareholders' net assets are equal to the IFRS shareholders' net assets adjusted for deferred income reserve, deferred acquisition costs and statutory ' sterling reserve' adjustments together with their associated deferred tax balances.



The allowance for risk in shareholder cash flows is a key feature of the EEV Principles and has been determined using a 'bottom-up' approach applied on a
market consistent basis.   Accordingly, each cash flow is valued using the
discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. In using cash flow specific discount rates, the EEV methodology differs from the TEV approach which uses a single 'top down' risk discount rate.



In practice, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the 'certainty equivalent' approach whereby it is assumed that all assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph. The risk-free rate assumption is consistent with the rates used by Scottish Widows for reporting under the FSA's realistic reporting regime.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



2.    EEV METHODOLOGY (continued)



-      Financial options and guarantees

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The valuation and economic models used are the same as those used by Scottish Widows for reporting under the FSA's realistic reporting regime and, in accordance with FRS 27, in the Group's consolidated accounts.



The majority of Scottish Widows' financial options and guarantees are in the With Profits Fund. If experience in the With Profits Fund is significantly adverse then the shareholder will bear the full cost under the requirements of the Scheme of Transfer. However, if the experience is positive, the benefit to the shareholder is shared with policyholders. The cost of this asymmetry is known as 'burn-through cost'.



-      Non-market risk

An allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions relating to risks such as mortality, and through the cost of the corresponding capital required. Generally, the best estimate assumptions will give the mean expected financial outcome to shareholders, and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profits Fund there are asymmetries in the range of potential outcomes around the best estimates. These are allowed for in the EEV provision for non-market risk.



Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or external events. The operational risk cost has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.



For the risk cost associated with the With Profits Fund non-economic assumptions, the impact on burn-through cost of a range of risk events has been considered.



-      Required capital and cost of capital

An allowance is made in the valuation for the cost of holding required capital for covered business and not therefore immediately available for distribution to the shareholder. In determining the amount of required capital on both the in-force business and on new business, allowance has been made for the highest, determined at the entity level, of the following:

- The minimum amount of capital required to meet FSA capital adequacy requirements, including the Individual Capital Assessment.

- The amount retained to satisfy the requirements of the Scheme of Transfer.

- Management's view of the economic capital requirements of the business.



The cost of capital is the difference between the amount of required capital and the present value of future releases of that capital, allowing for the investment expenses and taxation on the required capital until it can be released. Whilst this cost of capital adjustment is made in the Scottish Widows supplementary EEV financial information, for Lloyds TSB statutory reporting purposes no adjustment is made in order to maintain consistency with the required treatment of capital in the Group's banking businesses.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



3.    EEV ASSUMPTIONS



This transition document has been prepared using the information available and assumptions considered appropriate at 31 December 2005, and therefore incorporates the assumptions applied within the financial statements for that period. The additional assumptions required for EEV reporting reflect the conditions that existed at 31 December 2005.



Economic assumptions

As outlined in section 2, a bottom-up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.



The risk-free rate assumed in valuing in-force business is 10 basis points over the 15-year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows' FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.


                                                                               31 December          31 December
                                                                                      2004                 2005
                                                                                         %                    %


Risk-free rate (value of in-force)                                                    4.67                 4.22
Risk-free rate (financial options and guarantees)                               4.3 to 4.7           3.9 to 4.3
Retail Price inflation                                                                2.86                 2.89
Expense inflation                                                                     3.76                 3.79



While the market consistent methodology used does not involve the use of a single TEV risk discount rate, equivalent risk discount rates are provided in section 7.



In calculating the EEV total profit before tax, a set of expected investment returns has been assumed. These are also used in calculating the equivalent risk discount rate (see section 7). The expected investment returns are based on prevailing market rates and published research into historic investment return differentials. These are set out in the table below.


                                                                               31 December          31 December
                                                                                      2004                 2005
                                                                                         %                    %


Gilt yields (gross)                                                                   4.57                 4.12
Equity returns (gross)                                                                7.57                 7.12
Dividend yields                                                                       3.00                 3.00
Property returns (gross)                                                              7.57                 7.12
Corporate bonds (gross)                                                               5.17                 4.72



On adopting EEV the existing TEV expected investment returns were reviewed. The only change is in the assumed equity and property returns which previously exceeded the assumed gilt return by 2.6 per cent, now by 3.0 per cent. The impact of this change on EEV reporting is not material.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



3.    EEV ASSUMPTIONS (continued)



Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience as at 31 December 2005 and, for life and pensions business, remain unchanged in the transition to EEV.



For OEIC business, the lapse assumption is based on experience which has been collected over a 20 month period. To recognise that this is a shorter period than that normally available for life and pensions business, and that this period has coincided with favourable investment conditions, management have used a best estimate of the long-term lapse assumption which is higher than indicated by this 20 month experience. In management's view, the approach, and lapse assumption, are both reasonable.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



4. SUMMARY OF FINANCIAL IMPACT FOR SCOTTISH WIDOWS OF ADOPTION OF EEV FOR SUPPLEMENTARY REPORTING



The following tables set out in more detail the adjustments made to reconcile TEV to EEV.



Impact of EEV on embedded value for supplementary reporting                                      31 December
                                                                                                        2005
                                                                                                        GBPm


TEV                                                                                                    6,334
Impact of revised allowance for risk                  Certainty equivalent valuation                     103
                                                      Financial options and guarantees                  (193)
                                                      Non-market risk                                    (70)
                                                      Cost of capital                                   (262)
Changes to covered business - Pensions Management                                                         18
Life and pensions                                                                                      5,930
Changes to covered business - OEICs                                                                      456
EEV                                                                                                    6,386



Impact of EEV on profit before tax* for supplementary reporting                                31 December
                                                                                                      2005
                                                                                                      GBPm

TEV                                                                                                    616
Impact of revised allowance for risk               Certainty equivalent valuation                      (32)
                                                   Financial options and guarantees                     32
                                                   Non-market risk                                      (6)
                                                   Cost of capital                                      34
Tax grossing adjustment                                                                                 13
Changes to covered business - Pensions Management                                                        2

Life and pensions                                                                                      659
Changes to covered business - OEICs                                                                     68
EEV                                                                                                    727

*excluding volatility and the strengthening of annuitant mortality reserves and other items (see section
 5).

                                  Page 7 of 21



TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



4.    SUMMARY OF FINANCIAL IMPACT FOR SCOTTISH WIDOWS OF ADOPTION OF EEV FOR
      SUPPLEMENTARY REPORTING (continued)


Impact of EEV on new business profit before tax for supplementary reporting                     31 December
                                                                                                       2005
                                                                                                       GBPm

TEV                                                                                                     224
Impact of revised allowance for risk               Certainty equivalent valuation                        25
                                                   Financial options and guarantees                       -
                                                   Non-market risk                                      (10)
                                                   Cost of capital                                      (13)
Changes to covered business - Pensions Management                                                         5
Life and pensions                                                                                       231
Changes to covered business - OEICs                                                                      23
EEV                                                                                                     254



There are no material unhedged financial options and guarantees in new business.



Present value of new business premiums ('PVNBP')

The PVNBP is calculated as the value of single premiums plus the discounted present value of future expected regular premiums, allowing for lapses and other assumptions made under EEV. Previously new business margins were calculated as the new business profit before tax divided by the Annual Premium Equivalent (' APE'), where the APE was the value of regular premiums plus 10 per cent of single premiums. For comparison purposes, EEV margin as a percentage of APE is also provided.



Year to 31 December 2005                          EEV new business         New business               Margin
                                                 profit before tax         volume PVNBP                PVNBP
                                                              GBPm                 GBPm                    %

Life and Pensions                                              231                6,627                  3.5
OEICs                                                           23                1,215                  1.9
Total                                                          254                7,842                  3.2




Year to 31 December 2005                                 New business        New business         New business
                                                    profit before tax          volume APE           margin APE
                                                                 GBPm                GBPm                    %


TEV Life and pensions
(excluding Pensions Management)                                   224                 754                 29.7
EEV Life and pensions                                             231                 804                 28.7


                                  Page 8 of 21



TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS


5.    EEV SUPPLEMENTARY REPORTING RESULTS FOR YEAR TO 31 DECEMBER 2005



This section provides further details of the Scottish Widows' EEV financial information.


Composition of EEV balance sheet
                                                          Life and
                                                          Pensions                 OEICs                 Total
                                                              GBPm                  GBPm                  GBPm

Value of in-force business (certainty equivalent)            3,214                   252                 3,466
Value of financial options and guarantees                     (193)                    -                  (193)
Cost of capital                                               (262)                    -                  (262)
Non-market risk                                                (70)                    -                   (70)
Total value of in-force business                             2,689                   252                 2,941
Shareholders' net assets                                     3,241                   204                 3,445
Total EEV of covered business                                5,930                   456                 6,386



Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business
                                                                                Value of
                                                        Shareholders'           in-force                 Total
                                                          net assets
                                                                                business
                                                                GBPm                GBPm                  GBPm

As at 1 January 2005                                           3,880               2,581                 6,461
Total profit after tax                                           565                 360                   925
Dividends                                                     (1,000)                  -                (1,000)
As at 31 December 2005                                         3,445               2,941                 6,386



Analysis of shareholders' net assets on an EEV basis on covered business
                                                            Required                  Free       Shareholders'
                                                             capital               surplus          net assets
                                                                GBPm                  GBPm                GBPm

As at 1 January 2005                                           3,058                   822               3,880
Total profit after tax                                          (105)                  670                 565
Debt issued                                                     (560)                  560                   -
Dividends                                                          -                (1,000)             (1,000)
As at 31 December 2005                                         2,393                 1,052               3,445



The table above shows the shareholders' required capital needed to support the covered business has reduced from GBP3,058 million to GBP2,393 million over the year.


TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



5.  EEV SUPPLEMENTARY REPORTING RESULTS FOR YEAR TO 31 DECEMBER 2005 (continued)


Detailed Scottish Widows EEV balance sheet                                                         31 December
                                                                                                          2005
                                                                                                          GBPm


Investments                                                                                             75,299
Value of in-force business                                                                               2,941
Debtors                                                                                                    463
Other assets                                                                                             1,310
Total assets                                                                                            80,013

Technical provisions net of reinsurance                                                                 59,190
Other creditors                                                                                         14,181
Net tax payable                                                                                             77
Net creditors with other Lloyds TSB Group entities                                                         179
Total liabilities                                                                                       73,627
Total equity                                                                                             6,386
Total equity and liabilities                                                                            80,013



2005 summary income statement on an EEV basis
Year to 31 December 2005                                 Life and
                                                         Pensions                 OEICs                 Total
                                                             GBPm                  GBPm                  GBPm

New business profit                                           231                    23                   254
Existing business profit
       Expected return                                        359                    31                   390
       Experience variances                                     5                     7                    12
       Assumption changes                                    (147)                    -                  (147)
Expected return on shareholders' net assets                   211                     7                   218
Profit before tax, excluding volatility and
other items                                                   659                    68                   727
Volatility                                                                                                584
Strengthening of annuitant mortality assumptions                                                         (162)
Other items                                                                                               172
Total profit before tax                                                                                 1,321
Attributed shareholder tax                                                                               (396)
Total profit after tax                                                                                    925


The assumption changes above largely reflect the impact of changes in financial options and guarantee modelling and lapse assumptions. Other items comprise the capitalisation impact of a lower cost of capital following debt issuance during 2005, the benefit of an intra-Group transfer of a portfolio of OEICs and an increase in the value of deferred tax assets, recognised in profit before tax under EEV. These items have been separately identified in order to provide a fairer representation of the underlying performance of the business.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



6.    SENSITIVITY ANALYSIS



The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions. The impact of a change in the assumption has only been shown in one direction. The impact can be assumed to be reasonably symmetrical.


                                                                                                  Impact on new
                                                                                     Impact     business profit
                                                                                     on EEV          before tax
                                                                                       GBPm                GBPm

2005 EEV/new business profit before tax                                               6,386                 254

(1)   100 basis points reduction in risk-free rates                                     173                   6
(2)   10% reduction in market values of equity and property assets                     (240)                n/a
(3)   10% reduction in maintenance expenses                                              76                  34
(4)   10% reduction in lapses                                                            75                  14
(5)   5% reduction in annuitant mortality                                              (115)                 (4)
(6)   5% reduction in mortality and morbidity (excluding annuitants)                     39                   4
(7)   100 basis points increase in equity and property returns                          nil                 nil


(1) In this sensitivity the impact takes into account the change in the value of in-force, financial options and guarantee costs, statutory reserves and asset values.

(2) The reduction in market values is assumed to have no corresponding change in dividend or rental yields. The impact on EEV of GBP(240) million comprises a GBP192 million reduction in the value of in-force and a GBP48 million reduction in the shareholders' net assets.

(3) This sensitivity shows the impact of reducing maintenance expenses to 90 per cent of the expected rate.

(4) This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

(5) This sensitivity shows the impact on annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

(6) This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

(7) Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.



In scenarios (3) to (6) assumptions have been flexed on both the realistic basis and the statutory reserving basis. A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



7.    TRADITIONAL EMBEDDED VALUE EQUIVALENT RISK DISCOUNT RATE



The following comparison shows that new business products sold are considerably less risky than in-force products; the equivalent risk discount rate before deducting a cost of capital is significantly lower on new business than on in-force business. This is primarily driven by the negligible cost of financial options and guarantees on new business.



There is a smaller difference between the equivalent risk discount rates on the in-force business and the new business, after allowing for the cost of capital. This reflects the fact that the total return on the in-force business includes the expected return on the large amount of capital required by the in-force business. The large amount of capital required arises principally from the Scheme of Transfer and allowing for the expected return on this capital has the effect of lowering the equivalent risk discount rate.


                                                                                   End 2005                2005
                                                                                   In-force                 New
                                                                                   business            business
                                                                                          %                   %

Risk free rate                                                                          4.2                 4.2
Allowance for market risk                                                               2.5                 2.0
Allowance for financial options and guarantees                                          0.9                 0.0
Allowance for non-market risk                                                           0.3                 0.3
Equivalent risk discount rate (pre cost of capital)                                     7.9                 6.5
Allowance for cost of capital                                                          (1.4)               (0.5)
Equivalent risk discount rate                                                           6.5                 6.0


The traditional embedded value risk discount rates shown were derived by calculating the risk discount rate which, when used within a traditional approach (net of the traditional cost of capital and with no allowance for the time value cost of financial options and guarantees), gives the same value as that arising from the market-consistent approach (net of the time value cost of financial options and guarantees, the additional allowance for non-market risk and the frictional cost of capital).

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8.    ADDITIONAL INFORMATION



Definition of new business

New business encompasses both insurance and investment contracts and includes:

- Premiums from the sale of new contracts, and increments to existing contracts.

- Escalation on existing regular premiums, which is counted as new business when the escalation is received. Escalation on existing regular premiums is not anticipated in advance of being received.

- New entrants to existing corporate pension schemes who have joined during the reporting period.

- Department of Work and Pensions (DWP) rebates received during the reporting period. Future DWP rebates are not anticipated in advance of being received.


This approach is consistent with our previous TEV approach.



Pensions Management new business sales were excluded from reported APE under TEV. Under EEV this business is treated as covered business and is now included within new business.



Definition of total profit before tax

Total profit before tax is the sum of the new business profit, the existing business profit, the expected return on shareholders' net assets and volatility.



New business profit is defined as the contribution to total profit from writing new business. New business profit is calculated as at the end of the reporting period, based on the start period economic and non-economic assumptions, and allows for all direct costs from writing new business, and an appropriate allocation of overheads.



Existing business profit comprises the expected return on business written before the start of the reporting period, experience variations and the impact of non-economic assumption changes.



The expected return on shareholders' net assets is the investment return on the assets in question assuming that they earn the expected returns as detailed in section 3.



Volatility is defined to be the impact on profit from changes in economic assumptions and market movements in excess of, or shortfall to, the expected investment return. This includes the shortfall or excess return on the shareholders' net assets, and the VIF (including the cost of financial options and guarantees and the cost of capital). To provide a clearer representation of the underlying performance of the business, the effect of excess or shortfall from market movements is separately analysed as volatility.



Valuation of debt issued by Scottish Widows

During September 2005 Scottish Widows plc issued GBP560 million of step-up perpetual subordinated notes. Redemption of these notes is at the option of the company and is generally not allowable prior to the first call date on 24 September 2015. This debt is valued at cost adjusted for the gain or loss attributable to the hedged risks.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



8.    ADDITIONAL INFORMATION (continued)



Pension schemes

The defined benefit pension scheme deficits calculated in accordance with IAS 19 are recognised within the TEV and EEV balance sheet amounts. Pension scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.



Treatment of expenses

Allocations of expenses are based on detailed activity-based assessments of costs. These involve the allocation of costs between new business, existing business and where appropriate non-recurring development costs. All of the costs of the life and pensions business are considered on a look-through basis. This treatment is unchanged from the previous treatment of expenses.



The disclosed EEV profit before tax is net of development costs.



Tax

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up profits.



Deferred tax has been recognised, where appropriate, in respect of all differences where transactions or events resulting in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred before the period end. Where appropriate, deferred tax balances have been discounted at the risk-free rate over the total period in which it is estimated that the timing difference to which they relate will reverse.



Dividend recognition

Consistent with the treatment under IFRS, dividends are recognised when paid, and not when declared.



With-profits bonuses

Future bonus rates on participating business are set at levels which would fully utilise the assets supporting the with-profits business.

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9.    DIRECTORS' ATTESTATION



The Directors of Scottish Widows Group acknowledge their responsibility for the preparation of the supplementary information in accordance with the twelve EEV Principles and the assumptions underpinning the 2005 results. Scottish Widows Group and Lloyds TSB Group approved the EEV supplementary information on 21 November 2006.



10.   PRO-FORMA IMPACT OF EEV ON LLOYDS TSB GROUP STATUTORY ACCOUNTS



The table below reconciles the 31 December 2005 published value of in-force business ('VIF') on a TEV basis, which is reported in the Lloyds TSB Group statutory accounts, to the equivalent value on a market consistent basis applying relevant EEV Principles.



Pro-forma as at 31 December 2005
                                                                                                            GBPm

Gross VIF for insurance and participating investment
business (TEV basis)                                                                                       2,922
IAS 12 tax (including policyholder tax)                                                                     (934)
Total net VIF (TEV basis)                                                                                  1,988
Impact of allowance for risk                    Certainty equivalent valuation                                52
                                                           Financial options and guarantees                   (8)
                                                           Non-market risk                                   (45)
Total net VIF (EEV consistent basis)                                                                       1,987
IAS 12 tax grossing adjustment                                                                               934
Total gross VIF (EEV consistent basis)                                                                     2,921



The cost of capital is not reflected in the Lloyds TSB Group accounts to maintain consistency with the required treatment of capital in the Group's banking business.



The pro-forma value of the in-force insurance business at 31 December 2005 on a basis consistent with the relevant EEV Principles was GBP2,921 million, compared to the reported figure of GBP2,922 million. As this reflects a change in methodology rather than a change in accounting policy, the Group's financial statements will not restate 2005 comparatives; the impact of this change will be reported within the 2006 income statement. The impact at 31 December 2006 is also not expected to be material.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



11.   AUDIT OPINION



Special Purpose Audit Report of PricewaterhouseCoopers LLP to the directors of Scottish Widows Group Limited on its European Embedded Value ('EEV') Supplementary Financial Information for year ended 31 December 2005

We have audited the accompanying consolidated EEV balance sheet of Scottish Widows Group Limited as at 31 December 2005, the related consolidated EEV income statement for the year then ended and the related notes (hereinafter referred to as 'the EEV supplementary financial information') set out in sections 2 to 6 and 8 to 9.



Respective responsibilities of directors and PricewaterhouseCoopers

The directors of the Scottish Widows Group are responsible for the preparation of the EEV supplementary financial information which have been prepared as part of the Scottish Widows Group's conversion to EEV.



Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 27 October 2006, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the European Embedded Value basis. We also report to you if we have not received all the information and explanations we require for our audit of the supplementary financial information. This report, including the opinion, has been prepared for and only for the Scottish Widows Group in accordance with our letter of engagement dated 27 October 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.



We also read the other information in the transition document and consider the implication for our report if we become aware of any apparent misstatements or material inconsistencies with the supplementary financial information.



The maintenance and integrity of the Scottish Widows Group Limited website is the responsibility of the directors; the audit work does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the supplementary financial information since it was initially presented on the website.



Legislation in the United Kingdom governing the preparation and dissemination of supplementary financial statements may differ from legislation in other jurisdictions.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



11.   AUDIT OPINION (continued)



Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (' ISA') (UK and Ireland) issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. This evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the EEV methodology is appropriate to the Scottish Widows Group's circumstances, consistently applied and adequately disclosed.



We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.



Opinion

In our opinion, the accompanying EEV supplementary financial information for the year ended 31 December 2005 has been prepared, in all material respects, in accordance with the basis set out on pages 3 to 5, which describes that the supplementary financial information has been prepared in accordance with the twelve European Embedded Value principles as set out in 'European Embedded Value Principles'. This section includes the assumptions made by the directors of Scottish Widows Group about the policies expected to be adopted when they prepare the first set of supplementary financial statements of the Scottish Widows Group on an EEV basis for the year to 31 December 2006.


PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

22 November 2006

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



12.   GLOSSARY OF TERMS



Best estimate assumption

Best estimate is defined as the mean financial outcome to shareholders.



CFO Forum

The CFO Forum is a high-level discussion group formed and attended by the Chief Financial Officers of major European insurance companies. The CFO Forum was created in 2002.



Covered business

The contracts to which the EEV methodology has been applied.



EEV Guidance

Guidance providing preferred interpretation of the EEV Principles, as set out under each Principle. Compliance with guidance is preferred but not compulsory in order to comply with the EEV Principles.



EEV Principles

Compliance with the EEV Principles requires compliance with each of the 12 Principles. The Principles provide a framework for the derivation of valuation assumptions, calculation and reporting of embedded value results.



EEV shareholders' net assets

The EEV shareholders' net assets are the total assets less the regulatory reserves. This is also equal to the required capital plus free surplus.



Embedded value

This is the sum of: free surplus allocated to the covered business; required capital less any costs of holding required capital; and the present value of future shareholder cash flows from in-force covered business.



European Embedded Value

An embedded value calculation which complies with the European Embedded Value Principles.



Experience variance

The impact on embedded value of a variation during the reporting period in the experience in performance of the covered business when compared to projection assumptions used for that area of experience.



Fair value

The International Accounting Standards definition of fair value is 'the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction'.



Financial options and guarantees

Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



12.   GLOSSARY OF TERMS (continued)



Free surplus

The amount of any capital and surplus allocated to, but not required to support, the in-force business covered by the EEV methodology as defined in Principle 4.



IAS

International Accounting Standard.



IFRS

International Financial Reporting Standards, developed by the International Accounting Standards Board.



Look-through basis

A basis via which the impact of an action on the whole group, rather than on a particular part of the group, is measured.



LTICR

Long Term Insurance Capital Requirement.



Market Consistent Embedded Value ('MCEV')

This is an embedded value calculation where each projected cash flow is discounted using a discount rate appropriate to the risk associated with that cash flow, as measured by the market.



OEIC

Open Ended Investment Company.



Participating business

Covered business in which policyholders have the right to participate (receive additional benefits) in the performance of a specified pool of assets or contracts, fund or company within the group.



Present value

The value of a future cash flow at the valuation date, discounted at a discount rate appropriate to that cash flow.



Required capital

The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted, defined in Principle 5.



Risk-free rates

Prospective yields on securities of suitable term considered to be materially free of default or credit risk.



Scheme of Transfer

The Court approved Scheme of Transfer which created Scottish Widows following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000.



Stochastic techniques

Techniques that incorporate the potential future variability in assumptions affecting their outcome.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS



12.   GLOSSARY OF TERMS (continued)



Supplementary reporting

Reporting within financial statements that is a) produced using a methodology other than that on which the primary financial statements are based, and b) not covered by the primary financial statement's audit opinion.



Traditional Embedded Value

This is an embedded value calculation where the projected cash flows are discounted using a single risk discount rate across the entire business.



Value of in-force business

The present value of future payments to shareholders arising from contracts that are in-force at the valuation date and part of the covered business.

TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS


                                    CONTACTS


                    For further information please contact:-


                                 Michael Oliver

                         Director of Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 2167

                   E-mail: michael.oliver@ltsb-finance.co.uk



                                 Sarah Pollard

                       Senior Manager, Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 1571

                    E-mail: sarah.pollard@ltsb-finance.co.uk



                                   Mary Walsh

                        Director of Corporate Relations

                              Lloyds TSB Group plc

                                 020 7356 2121

                       E-mail: mary.walsh@lloydstsb.co.uk

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 22 November, 2006